July 14, 2009
Mr. Stephen G. Krikorian
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: CA, Inc. Form 10-K for the fiscal year ended March 31, 2009
Dear Mr. Krikorian:
We are writing in response to the Staff’s comment letter dated July 1, 2009 concerning CA, Inc.’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended March 31, 2009 (File No. 001-09247)
To facilitate the Staff’s review, we have included in this letter the captions and numbered comment from the Comment Letter and have our response immediately following the comment.
Form 10-K for the Fiscal Year Ended March 31, 2009
Management’s Discussion and Analysis of the Financial Condition and Results of Operations
Selected Quarterly Information, page 30
1.	Tell us what consideration you gave to the disclosure requirements of Item 302(A)(1) of Regulation S-K. Your disclosure should include gross profit (or costs of revenue). In this regard, we note your response to comment number 1 in your letter dated August 14, 2008 indicating that you “will revise future filings to disclose total cost of revenue and net income or loss in the Selected Quarterly Information table.”
Response:
We are aware of the disclosure requirements of Item 302(A) (1) of Regulation S-K. With respect to our August 14, 2008 response, we acknowledge that we did not include total cost of revenue (i.e. Cost of licensing and maintenance, Cost of professional services and Amortization of capitalized software costs) in the Selected Quarterly Information section of the MD&A portion of our March 31, 2009 10-K. As our past practices with respect to revising our filings in response to comments from the SEC staff demonstrate, we value the comments and observations that come from the SEC Staff’s review of our filings and see them as an opportunity to improve and enhance our reporting. The commitments we make in our responses to the SEC staff are made in good faith and are consistently upheld. Unfortunately, the revisions we agreed to make with respect to including the total cost of revenue in our Selected Quarterly Information were inadvertently not included in our March 31, 2009 10-K. While we do not believe that the missing disclosures represent a material omission in our March 31, 2009 10-K, we sincerely regret this oversight and reaffirm our willingness and intent to add the cost of revenue line items noted above in the aforementioned section of our 10-K for the fiscal year ended March 31, 2010.

July 14, 2009

Disclosure of a gross profit measure generally presents revenue reduced by costs associated with that revenue. In our case, this information does not provide a reader of our annual financial statements with information that is incremental to that provided by the existing quarterly revenue and net income amounts in our Item 302 disclosures. We generate substantially all of our revenue from the licensing of software. As is discernable from our income statement, the costs and expenses associated with our software license sales represents a relatively minor portion of our cost of operations and the revenue we generate. Based upon these conditions, we do not presently use gross margin analysis as a metric to evaluate and monitor the performance of our licensed products or discuss gross profit results with investors. Additionally, the relationship of these costs to our revenue is consistent quarter to quarter. As such, our cost of revenue is not impacted by seasonal or other factors that would be highlighted by quarterly disclosures.

The following table presents our existing quarterly financial data disclosure supplemented with information (noted in bold) about our costs of revenue as it would have appeared in the Selected Quarterly Information section of the MD&A portion of our 10-K for the fiscal year ended March 31, 2009.
Selected Quarterly Information

Fiscal 2009 Quarter Ended	Jun-30	Sep-30	Dec-31	Mar-31	Total

Revenue	$1,087	$1,107	$1,042	$1,035	$4,271
Percentage of annual revenue	26%	26%	24%	24%	100%
Cost of licensing and maintenance	$75	$80	$70	$73	$298
Cost of professional services	$79	$84	$76	$68	$307
Amortization of capitalized software costs	$31	$29	$31	$34	$125
Net Income	$200	$209	$213	$72	$694
Basic income per share	$0.39	$0.41	$0.41	$0.14	$1.35
Diluted income per share	$0.37	$0.39	$0.40	$0.13	$1.29

Fiscal 2008 Quarter Ended	Jun-30	Sep-30	Dec-31	Mar-31	Total

Revenue	$1,025	$1,067	$1,100	$1,085	$4,277
Percentage of annual revenue	24%	25%	26%	25%	100%
Cost of licensing and maintenance	$66	$69	$64	$73	$272
Cost of professional services	$95	$91	$92	$90	$368
Amortization of capitalized software costs	$29	$29	$29	$30	$117
Net Income	$129	$137	$163	$71	$500
Basic income per share	$0.25	$0.27	$0.32	$0.14	$0.97
Diluted income per share	$0.24	$0.26	$0.31	$0.13	$0.93

July 14, 2009

We have computed our gross profit percentage using the above-referenced line items from our income statement (see Exhibit 1) and it is consistent period to period in relation to our revenue. Furthermore, the gross profit information is easily determinable from information presented in our quarterly and annual income statements. Moreover, we believe our existing disclosure of revenue and net income in our quarterly financial data provides readers of our annual report the information necessary to understand how our annual financial results occur throughout the year and evaluate the effect of any seasonal trends in either our revenues, cost of operations or profitability.
As mentioned, we will add the Cost of licensing and maintenance, Cost of professional services and Amortization of capitalized costs line items to our Selected Quarterly Information section of the MD&A portion of our 10-K for the year ended March 31, 2010.
The Company continually strives to improve its external financial reporting and will continue to assess its disclosures related to the matters discussed herein.
Additionally, in connection with this response letter, the Company hereby acknowledges the following statements:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the fiscal year ended March 31, 2009;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission or any person from taking any action with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009; and

•	The Company may not assert comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding this letter, please call me at 631-342-5651.
Very truly yours,
/s/ Nancy E. Cooper
Nancy E. Cooper
Executive Vice President and
Chief Financial Officer
Cc: Joseph Duggan, KPMG LLP

EXHIBIT 1:
The following information is provided to illustrate quarterly gross profit and gross profit percentages of revenue:

	Jun-30	Sep-30	Dec-31	Mar-31	Total

“gross profit” FY 2009	$902	$914	$865	$860	$3,541
“gross profit” FY 2008	$835	$878	$915	$892	$3,520

“gross profit” % FY 2009	83%	83%	83%	83%	83%
“gross profit” % FY 2008	81%	82%	83%	82%	82%